Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES Consolidated Interim Financial Statements September 30, 2014 (Unaudited) (With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2014, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 14, 2014, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2014

This report is effective as of November 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Assets
Cash and due from banks	4,7	￦	21,332,254	16,472,509
Trading assets	4,8		23,333,807	18,033,298
Financial assets designated at fair value through profit or loss	4,9		3,011,078	3,360,765
Derivative assets	4,10		1,558,561	1,717,468
Loans	4,11		215,426,780	205,722,718
Available-for-sale financial assets	4,12		30,498,238	33,604,301
Held-to-maturity financial assets	4,12		12,683,021	11,031,307
Property and equipment, net			3,088,276	3,214,303
Intangible assets, net	13		4,168,899	4,226,378
Investments in associates	14		341,137	328,567
Current tax receivable			4,805	6,184
Deferred tax assets			119,006	196,780
Investment property, net			320,608	690,257
Other assets, net	4		18,912,319	12,449,193
Assets held for sale			401,579	242,815

Total assets		￦	335,200,368	311,296,843

Liabilities
Deposits	4	￦	188,934,015	178,809,881
Trading liabilities	4,15		2,127,685	1,258,283
Financial liabilities designated at fair value through profit or loss	4,16		8,471,529	5,909,130
Derivative liabilities	4,10		1,839,997	2,026,534
Borrowings	4		22,697,372	20,142,908
Debt securities issued	4,17		35,958,329	37,491,439
Liabilities for defined benefit obligations	18		238,192	117,655
Provisions	19		688,647	750,283
Current tax payable			161,379	239,174
Deferred tax liabilities			10,210	14,625
Liabilities under insurance contracts	20		17,241,693	15,656,455
Other liabilities	4		26,594,983	19,020,815

Total liabilities			304,964,031	281,437,182

Equity
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,648)	(393,128)
Accumulated other comprehensive income	21		670,211	671,807
Retained earnings			15,569,586	14,194,163

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			28,915,980	27,542,673
Non-controlling interests			1,320,357	2,316,988

Total equity			30,236,337	29,859,661

Total liabilities and equity		￦	335,200,368	311,296,843

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014			2013
		Three- month period		Nine- month period	Three- month period	Nine- month period

Interest income		￦	3,046,156	9,068,728	3,125,787	9,472,143
Interest expense			(1,335,594)	(4,010,859)	(1,473,465)	(4,566,546)

Net interest expense	22		1,710,562	5,057,869	1,652,322	4,905,597

Fees and commission income			901,661	2,628,804	862,932	2,606,082
Fees and commission expense			(534,409)	(1,529,174)	(544,542)	(1,575,202)

Net fees and commission income	23		367,252	1,099,630	318,390	1,030,880

Net insurance loss	20		(103,937)	(304,097)	(97,087)	(272,182)
Dividend income			38,570	145,363	42,745	140,530
Net trading income (loss)			(69,120)	207,600	357,336	261,337
Net foreign currency transaction gain			122,922	189,047	156,527	(12,921)
Net gain (loss) on financial instruments designated at fair value through profit or loss			786	(234,452)	(326,774)	(93,561)
Net gain on disposal of available-for-sale financial assets	12		198,928	582,421	169,973	600,290
Impairment losses on financial assets	24		(303,778)	(897,160)	(236,602)	(908,479)
General and administrative expenses	25		(1,048,235)	(3,135,433)	(1,039,411)	(3,112,450)
Other operating expenses, net			(81,001)	(366,327)	(238,007)	(368,884)

Operating income			832,949	2,344,461	759,412	2,170,157

Equity method income	14		14,408	31,210	2,504	2,143
Other non-operating income (expenses), net			9,441	54,112	(2,064)	48,361

Profit before income taxes			856,798	2,429,783	759,852	2,220,661

Income tax expense			205,313	570,707	194,992	540,965

Profit for the period		￦	651,485	1,859,076	564,860	1,679,696

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(In millions of won, except earnings per share data)	Note	2014			2013
		Three- month period		Nine- month period	Three- month period	Nine- month period
Other comprehensive income (loss) for the period, net of income tax	21
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		￦	25,002	(47,074)	(86,723)	(31,035)
Net change in unrealized fair value of available-for-sale financial assets			75,311	98,024	18,656	(297,208)
Equity in other comprehensive income of associates			3,487	1,133	(9,400)	(6,594)
Net change in unrealized fair value of cash flow hedges			(4,915)	(10,987)	19,703	12,714
Other comprehensive income of separate accounts			3,386	6,891	(650)	(1,451)

			102,271	47,987	(58,414)	(323,574)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(4,635)	(50,256)	—	38,475

Total other comprehensive income (loss), net of income tax			97,636	(2,269)	(58,414)	(285,099)

Total comprehensive income for the period		￦	749,121	1,856,807	506,446	1,394,597

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	21,27	￦	632,008	1,768,047	523,219	1,559,490
Non-controlling interests			19,477	91,029	41,641	120,206

		￦	651,485	1,859,076	564,860	1,679,696

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	729,588	1,766,451	464,901	1,275,593
Non-controlling interests			19,533	90,356	41,545	119,004

		￦	749,121	1,856,807	506,446	1,394,597

Earnings per share:	21,27
Basic and diluted earnings per share in won		￦	1,284	3,583	1,055	3,144

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2013

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,559,490	1,559,490	120,206	1,679,696
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(31,018)	—	(31,018)	(17)	(31,035)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(295,906)	—	(295,906)	(1,302)	(297,208)
Equity in other comprehensive income of associates		—	—	—	—	(6,594)	—	(6,594)	—	(6,594)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	12,714	—	12,714	—	12,714
Other comprehensive income of separate account		—	—	—	—	(1,451)	—	(1,451)	—	(1,451)
Remeasurements of defined benefit plans						38,358		38,358	117	38,475

Total other comprehensive loss		—	—	—	—	(283,897)	—	(283,897)	(1,202)	(285,099)

Total comprehensive income		—	—	—	—	(283,897)	1,559,490	1,275,593	119,004	1,394,597

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(22,454)	(22,454)	—	(22,454)
Change in other capital adjustments		—	—	—	(1,120)	—	—	(1,120)	—	(1,120)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(351,980)	(351,980)

		—	—	—	(1,120)	—	(416,332)	(417,452)	(351,980)	(769,432)

Balance at September 30, 2013	￦	2,645,053	537,443	9,887,199	(394,217)	696,224	13,858,330	27,230,032	2,308,277	29,538,309

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,768,047	1,768,047	91,029	1,859,076
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(46,055)	—	(46,055)	(1,019)	(47,074)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	96,669	—	96,669	1,355	98,024
Equity in other comprehensive income of associates		—	—	—	—	1,133	—	1,133	—	1,133
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(10,987)	—	(10,987)	—	(10,987)
Other comprehensive income of separate account		—	—	—	—	6,891	—	6,891	—	6,891
Remeasurements of defined benefit plans		—	—	—	—	(49,247)	—	(49,247)	(1,009)	(50,256)

Total other comprehensive loss		—	—	—	—	(1,596)	—	(1,596)	(673)	(2,269)

Total comprehensive income		—	—	—	—	(1,596)	1,768,047	1,766,451	90,356	1,856,807

Transactions with owners, etc
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(22,456)	(22,456)	—	(22,456)
Change in other capital adjustments		—	—	—	(520)	—	—	(520)	—	(520)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,086,987)	(1,086,987)

		—	—	—	(520)	—	(392,624)	(393,144)	(1,086,987)	(1,480,131)

Balance at September 30, 2014	￦	2,645,053	537,443	9,887,335	(393,648)	670,211	15,569,586	28,915,980	1,320,357	30,236,337

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Cash flows from operating activities
Profit before income taxes		￦	2,429,783	2,220,661
Adjustments for:
Interest income	22		(9,068,728)	(9,472,143)
Interest expense	22		4,010,860	4,566,546
Dividend income			(145,363)	(140,530)
Net fees and commission expense			105,016	119,242
Net insurance loss	20		1,941,483	2,125,912
Net trading loss (gain)			75,111	(21,681)
Net foreign currency translation loss (gain)			116,758	(25,483)
Net loss (gain) on financial assets designated at fair value through profit or loss			98,127	(135,004)
Net gain on disposal of available-for-sale financial assets	12		(582,421)	(600,290)
Provision for credit losses	11		758,614	809,341
Impairment losses on other financial assets	24		138,546	99,138
Employee costs			101,978	124,210
Depreciation and amortization	25		236,447	238,875
Other operating income			(347,257)	(47,054)
Gain on equity method valuation, net	14		(31,210)	(2,143)
Other non-operating income, net			(5,734)	2,906

			(2,597,773)	(2,358,158)

Changes in assets and liabilities:
Due from banks			(6,080,209)	(5,900,244)
Trading assets and liabilities			(4,335,235)	(1,986,253)
Financial instruments designated at fair value through profit or loss			2,813,959	741,594
Derivative instruments			(60,936)	111,964
Loans			(10,777,036)	(5,691,033)
Other assets			(6,559,095)	(2,030,177)
Deposits			10,298,400	5,410,711
Liabilities for defined benefit obligations			(36,143)	(22,294)
Provisions			(118,133)	(39,671)
Other liabilities			8,777,770	3,595,982

			(6,076,658)	(5,809,421)

Income taxes paid			(548,932)	(646,554)
Interest received			8,976,884	8,811,513
Interest paid			(4,640,463)	(5,148,274)
Dividends received			152,176	142,517

Net cash used in operating activities		￦	(2,304,983)	(2,787,716)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Cash flows from investing activities
Proceeds from disposal of financial assets designated at fair value through profit or loss		￦	—	34,576
Acquisition of financial assets designated at fair value through profit or loss			—	(6,667)
Proceeds from disposal of available-for-sale financial assets			25,812,031	24,037,304
Acquisition of available-for-sale financial assets			(22,332,576)	(21,214,017)
Proceeds from disposal of held-to-maturity financial assets			2,274,681	1,995,495
Acquisition of held-to-maturity financial assets			(3,895,710)	(1,083,107)
Proceeds from disposal of property and equipment			7,343	3,243
Acquisition of property and equipment			(116,070)	(255,148)
Proceeds from disposal of intangible assets			21,601	2,261
Acquisition of intangible assets			(49,410)	(61,701)
Proceeds from disposal of investments in associates			73,901	14,025
Acquisition of investments in associates			(54,352)	(38,038)
Proceeds from disposal of investment property			387	36,400
Acquisition of investment property			(1,004)	(232,755)
Proceeds from disposal of assets held for sale			283,662	53,232
Net decrease in other assets			62,192	(7,892)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			7,833	1,276
Payment of hedging derivative financial instruments for debt securities issued			(2,209)	—
Business combination, net of cash acquired	29		—	385,291

Net cash provided by investing activities			2,092,300	3,663,778

Cash flows from financing activities
Proceeds from borrowings			26,373,529	16,003,531
Repayments of borrowings			(23,782,708)	(14,781,301)
Proceeds from debt securities issued			7,151,506	7,252,682
Repayments of debt securities issued			(8,714,154)	(7,474,879)
Net increase (decrease) in other liabilities			(417,649)	111,661
Dividends paid			(392,190)	(416,333)
Payment of hedging derivative financial instruments for debt securities issued			(29,380)	(4,684)
Redemption of subsidiary’s hybrid bonds and others			(1,086,988)	(351,980)

Net cash provided by (used in) financing activities			(898,034)	338,697

Effect of exchange rate fluctuations on cash and cash equivalents held			7,971	3,715

Increase (decrease) in cash and cash equivalents			(1,102,746)	1,218,474

Cash and cash equivalents at beginning of period	29		6,021,176	5,007,765

Cash and cash equivalents at end of period	29	￦	4,918,430	6,226,239

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2014 and December 31, 2013 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2013
Shinhan Financial Group	Shinhan Bank	Korea	September 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank (*2)	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	HKC&T Co., Ltd.	Korea	June 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	September 30	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(c)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of September 30, 2014 and December 31, 2013 are as follows:

	2014				2013
	Total assets		Total liabilities	Total Equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	￦	27,046,907	6,748,989	20,297,918	27,424,645	7,450,173	19,974,472
Shinhan Bank		252,411,673	232,010,048	20,401,625	238,045,694	217,509,613	20,536,081
Shinhan Card Co., Ltd.		21,703,177	15,741,850	5,961,327	21,649,234	15,540,451	6,108,783
Shinhan Investment Corp.		27,283,125	24,976,252	2,306,873	19,097,725	16,862,018	2,235,707
Shinhan Life Insurance Co., Ltd		21,301,888	19,841,501	1,460,387	19,385,187	18,085,212	1,299,975
Shinhan Capital Co., Ltd.		3,801,796	3,250,946	550,850	3,772,378	3,252,627	519,751
Jeju Bank		3,285,173	2,990,536	294,637	3,196,049	2,903,954	292,095
Shinhan Credit Information Co., Ltd.		21,690	7,209	14,481	21,026	7,303	13,723
Shinhan Private Equity		582,281	496,441	85,840	572,884	488,850	84,034
Shinhan BNP Paribas AMC		167,602	18,014	149,588	169,611	20,982	148,629
SHC Management Co., Ltd.		8,908	1,873	7,035	8,804	1,705	7,099
Shinhan Data system		24,075	13,879	10,196	20,542	12,360	8,182
Shinhan Savings Bank		737,337	628,831	108,506	777,096	681,113	95,983
Shinhan Aitas Co., Ltd.		35,069	4,319	30,750	34,584	4,146	30,438

	￦	358,410,701	306,730,688	51,680,013	334,175,459	282,820,507	51,354,952

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for the nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014				2013
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	￦	1,028,289	716,472	716,068	1,060,018	782,269	782,422
Shinhan Bank		10,297,503	1,272,303	1,304,558	11,680,657	1,089,870	795,495
Shinhan Card Co., Ltd.		3,380,012	507,751	376,839	3,453,705	534,755	599,657
Shinhan Investment Corp.		2,481,254	91,329	81,326	2,187,749	72,634	69,333
Shinhan Life Insurance Co., Ltd.		3,791,149	68,126	166,620	3,810,100	76,345	29,149
Shinhan Capital Co., Ltd.		215,689	37,106	36,051	237,152	37,051	35,434
Jeju Bank		124,959	2,835	4,810	134,495	15,856	12,048
Shinhan Credit Information Co., Ltd.		21,063	911	771	21,500	9	21
Shinhan Private Equity		243,844	5,146	4,460	167,181	8,128	8,139
Shinhan BNP Paribas AMC		67,311	21,403	21,359	73,890	23,814	23,810
SHC Management Co., Ltd.		164	(64)	(64)	181	(1,427)	(1,427)
Shinhan Data system		49,638	1,766	2,031	45,368	1,370	1,696
Shinhan Savings Bank.		52,680	5,881	12,523	42,658	(25,967)	(27,461)
Shinhan Aitas Co., Ltd.		21,684	3,323	3,323	20,353	3,109	3,109

	￦	21,775,239	2,734,288	2,730,675	22,935,007	2,617,816	2,331,425

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2014.

(a) Changes in accounting policies

(i) K-IFRS No. 1032, ‘Financial Instruments : Presentation’

The Group has applied the amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’ since January 1, 2014. The amendments require a financial asset and a financial liability shall be offset and net amount presented in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amount and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments have no material impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

3.	Significant accounting policies (continued)

(ii) K-IFRS No.2121, ‘Levies’

The Group adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. The interpretation defines that the obligation event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligation event occurs over a period time and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum activity threshold is reached. The adoption of the interpretation has no material impact on the Group’s consolidated financial statements.

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

4.	Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group is currently implementing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and implements crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not only transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Due from banks and loans (*1)(*3):
Banks	￦	11,860,259	14,392,195
Retail		90,505,138	85,959,631
Government		14,710,391	9,296,770
Corporations		100,287,054	92,920,898
Card receivable		16,756,113	16,981,625

		234,118,955	219,551,119

Trading assets		20,129,018	15,339,949
Financial assets designated at FVTPL (*4)		1,887,677	1,890,919
AFS financial assets (*5)		25,709,518	28,581,427
HTM financial assets (*6)		12,683,021	11,031,307
Derivative assets		1,558,561	1,717,468
Other financial assets (*1)(*2)		14,795,203	8,603,430
Financial guarantee contracts		2,770,086	2,457,712
Loan commitments and other credit liabilities		73,686,877	74,824,310

	￦	387,338,916	363,997,641

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	11,884,711	89,887,691	14,714,443	99,709,240	16,358,987	232,555,072
Past due but not impaired		—	616,464	157	588,136	612,038	1,816,795
Impaired		—	334,869	—	1,497,846	491,060	2,323,775

		11,884,711	90,839,024	14,714,600	101,795,222	17,462,085	236,695,642
Less : allowance		(24,452)	(333,886)	(4,209)	(1,508,168)	(705,972)	(2,576,687)

	￦	11,860,259	90,505,138	14,710,391	100,287,054	16,756,113	234,118,955

	2013
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less : allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

•	Credit quality of due from banks and loans that are neither past due nor impaired as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	11,884,711	83,858,174	14,713,380	61,850,036	14,191,433	186,497,734
Grade 2 (*1)		—	6,029,517	1,063	37,859,204	2,167,554	46,057,338

		11,884,711	89,887,691	14,714,443	99,709,240	16,358,987	232,555,072
Less : allowance		(24,452)	(154,479)	(4,207)	(832,440)	(320,881)	(1,336,459)

	￦	11,860,259	89,733,212	14,710,236	98,876,800	16,038,106	231,218,613

Mitigation of credit risk due to collateral (*2)	￦	104,887	61,071,237	416	50,052,638	4,863	111,234,041

	2013
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less : allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	507,404	157	491,649	544,084	1,543,294
31~60 days		—	60,582	—	22,368	47,068	130,018
61~90 days		—	40,640	—	32,705	20,787	94,132
More than 90 days		—	7,838	—	41,414	99	49,351

		—	616,464	157	588,136	612,038	1,816,795
Less : allowance		—	(38,046)	(2)	(37,086)	(82,608)	(157,742)

	￦	—	578,418	155	551,050	529,430	1,659,053

Mitigation of credit risk due to collateral	￦	—	423,340	6	284,586	53	707,985

	2013
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less : allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral	￦	—	341,937	44	275,010	59	617,050

•	Due from banks and loans that are impaired as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	334,869	—	1,497,846	491,060	2,323,775
Less : allowance		—	(141,361)	—	(638,642)	(302,483)	(1,082,486)

	￦	—	193,508	—	859,204	188,577	1,241,289

Mitigation of credit risk due to collateral	￦	—	152,734	—	499,885	2	652,621

	2013
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less : allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral	￦	—	104,993	—	583,160	25	688,178

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii) Credit rating

•	Credit ratings of debt securities as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	6,850,911	79,931	13,364,756	9,337,328	29,632,926
AA- to AA+		6,744,513	260,648	5,485,146	2,897,293	15,387,600
A- to A+		5,355,918	1,146,987	4,005,389	344,328	10,852,622
BBB- to BBB+		780,423	268,772	1,727,551	19	2,776,765
Lower than BBB-		209,113	—	419,630	32,040	660,783
Unrated		128,323	131,339	707,046	72,013	1,038,721

	￦	20,069,201	1,887,677	25,709,518	12,683,021	60,349,417

	2013
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,548,370	341,974	8,808,414
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,581,427	11,031,307	56,767,265

(*)	FVTPL : fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Neither past due nor impaired	￦	60,331,774	56,759,666
Past due		10,231	—
Impaired		7,412	7,599

	￦	60,349,417	56,767,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, and other financial assets, as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	9,639,766	—	—	272,388	1,948,105	—	11,860,259
Retail		—	—	—	—	—	90,505,138	90,505,138
Government		13,919,868	—	182	47	790,294	—	14,710,391
Corporations		3,535,438	35,444,971	13,509,310	17,889,802	29,907,533	—	100,287,054
Card		35,528	150,771	118,341	31,627	527,342	15,892,504	16,756,113

		27,130,600	35,595,742	13,627,833	18,193,864	33,173,274	106,397,642	234,118,955

Trading assets		12,513,404	828,959	747,036	1,153,643	4,885,976	—	20,129,018
Financial assets designated at FVTPL (*1)		1,355,857	92,629	40,555	30,188	368,448	—	1,887,677
AFS financial assets (*2)		17,552,841	1,352,306	253,153	840,373	5,710,845	—	25,709,518
HTM financial assets (*3)		3,389,883	47,743	—	542,547	8,702,848	—	12,683,021

	￦	61,942,585	37,917,379	14,668,577	20,760,615	52,841,391	106,397,642	294,528,189

	2013
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
Retail		—	—	—	—	—	85,959,631	85,959,631
Government		8,979,578	—	125	51	317,016	—	9,296,770
Corporations		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

		24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets		10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL (*1)		1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets (*2)		19,328,390	1,288,842	215,759	892,194	6,856,242	—	28,581,427
HTM financial assets (*3)		3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

	￦	58,719,516	34,694,307	13,607,768	18,723,566	48,553,730	102,095,834	276,394,721

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	September 30
Interest rate	￦	19,279	25,863	9,411	10,674
Stock price		4,621	7,362	2,580	2,618
Foreign exchange (*)		42,293	49,264	34,928	42,111
Option volatility		185	259	86	95
Portfolio diversification		(20,232)	(27,253)	(6,042)	(13,315)

	￦	46,146	55,495	40,963	42,183

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Stock price		5,677	13,250	2,737	7,341
Foreign exchange (*)		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2014
	Average		Maximum	Minimum	September 30
Interest rate	￦	606	800	400	650
Foreign exchange		40,303	46,846	33,832	33,832

	￦	40,909	47,646	34,232	34,482

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	September 30
Interest rate	￦	10,184	30,064	3,663	6,473
Stock price		7,360	14,057	3,389	4,113
Foreign exchange		3,034	9,701	646	3,752
Option volatility		2,329	7,400	160	1,878
Portfolio diversification		(10,078)	(24,829)	(2,004)	(8,678)

	￦	12,829	36,393	5,854	7,538

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	13,830	33,534	2,930	6,404
Stock price		8,335	17,163	3,418	3,471
Foreign exchange		2,400	6,930	126	1,194
Option volatility		3,013	6,854	146	1,409
Portfolio diversification		(10,481)	(24,419)	(2,469)	(7,416)

	￦	17,097	40,062	4,151	5,062

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	September 30
Interest rate	￦	5,430	8,237	2,411	5,981
Stock price		—	—	—	—
Foreign exchange		241	635	36	238

	￦	5,671	8,872	2,447	6,219

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	975	1,599	455	455
Stock price		346	988	20	89
Foreign exchange		254	546	32	113

	￦	1,575	3,133	507	657

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its earnings and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2014 and December 31, 2013 are as follows:

ii-1) Shinhan Bank

	2014		2013
VaR	￦	516,672	415,700
EaR		357,410	356,453

ii-2) Shinhan Card

	2014		2013
VaR	￦	292,093	285,352
EaR		27,236	17,040

ii-3) Shinhan Investment

	2014		2013
VaR	￦	15,225	11,725
EaR		98,738	126,321

ii-4) Shinhan Life Insurance

	2014		2013
VaR	￦	24,182	62,298
EaR		3,981	2,428

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	87,389,319	27,112,201	25,712,087	40,467,959	11,285,371	3,471,221	195,438,158
Trading liabilities (*3)		2,130,356	—	—	—	—	—	2,130,356
Borrowings		13,190,271	2,189,514	1,338,974	1,621,230	3,889,161	760,060	22,989,210
Debt securities issued		1,661,547	1,733,765	1,002,542	7,912,626	22,693,440	5,449,854	40,453,774
Financial liabilities designated at fair value through profit or loss		111,502	454,283	397,131	593,121	6,194,867	720,663	8,471,567
Other financial liabilities		22,218,296	35,812	153,738	160,278	306,154	78,663	22,952,941

	￦	126,701,291	31,525,575	28,604,472	50,755,214	44,368,993	10,480,461	292,436,006

Off balance (*4):
Financial guarantee contracts	￦	2,770,086	—	—	—	—	—	2,770,086
Loan commitments and others		73,686,877	—	—	—	—	—	73,686,877

	￦	76,456,963	—	—	—	—	—	76,456,963

Derivatives:
Cash inflows	￦	1,833,415	288,769	201,743	507,117	1,992,809	591,259	5,415,112
Cash outflows		(1,686,118)	(41,377)	(116,407)	(435,600)	(1,981,060)	(510,684)	(4,771,246)

	￦	147,297	247,392	85,336	71,517	11,749	80,575	643,866

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2013
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance (*4):
Finance guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and other		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflows	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflows		(1,894,089)	(425,602)	(221,876)	(263,615)	(1,678,499)	(416,179)	(4,899,860)

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ￦65,152,271 million and ￦59,143,510 million as of September 30, 2014 and December 31, 2103 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

4.	Financial risk management (continued)

(e) Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of September 30, 2014 was 13.32%.

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	￦	6,466,937	16,651,969	214,901	23,333,807
Financial assets designated at fair value through profit or loss		94,957	2,202,530	713,591	3,011,078
Derivative assets		5,505	1,324,911	228,145	1,558,561
Available-for-sale financial assets		8,666,084	19,377,688	2,454,466	30,498,238

	￦	15,233,483	39,557,098	3,611,103	58,401,684

Financial liabilities:
Trading liabilities	￦	2,127,685	—	—	2,127,685
Financial liabilities designated at fair value through profit or loss		1,733	2,091,388	6,378,408	8,471,529
Derivative liabilities		4,084	1,452,745	383,168	1,839,997

	￦	2,133,502	3,544,133	6,761,576	12,439,211

	2013
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	￦	3,608,055	14,389,898	35,345	18,033,298
Financial assets designated at fair value through profit or loss		218,454	2,247,605	894,706	3,360,765
Derivative assets		7,010	1,460,671	249,787	1,717,468
Available-for-sale financial assets		9,899,478	21,435,566	2,269,257	33,604,301

	￦	13,732,997	39,533,740	3,449,095	56,715,832

Financial liabilities:
Trading liabilities	￦	1,258,283	—	—	1,258,283
Financial liabilities designated at fair value through profit or loss		672	1,379,367	4,529,091	5,909,130
Derivative liabilities		6,216	1,458,286	562,032	2,026,534

	￦	1,265,171	2,837,653	5,091,123	9,193,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		10,425	5,461	(60,698)	242,987	195,823
Recognized in other comprehensive income (loss) for the period		—	—	25,111	(698)	—

		10,425	5,461	(35,587)	242,289	195,823
Purchase		358,568	185,752	311,565	14,116	—
Issue		—	—	—	—	3,639,522
Settlement		(189,437)	(372,328)	(90,268)	(99,131)	(1,986,028)
Transfer in		—	—	3,478	—	—
Transfer out		—	—	(3,979)	(52)	—

Ending balance	￦	214,901	713,591	2,454,466	(155,023)	6,378,408

(*)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2013
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		(3,603)	5,856	(61,469)	(157,720)	59,683
Recognized in other comprehensive income (loss) for the period		—	—	75,371	(1,148)	—

		(3,603)	5,856	13,902	(158,868)	59,683
Purchase		486,200	680,253	673,700	48,469	—
Issue		—	—	—	(82,857)	4,996,245
Settlement		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfer in		1,497	—	210,550	—	—
Transfer out		—	(10,463)	(783,669)	—	—

Ending balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091

(*)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	￦	14,686,003	Discount rate
Equity securities	NAV(*2)		1,965,966	Price of underlying assets

			16,651,969

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,308,024	Discount rate
Equity securities	NAV(*2)		894,506	Price of underlying assets

			2,202,530

Derivative assets:
Trading	Option model, DCF(*1)		1,247,857	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			77,054

			1,324,911

Available-for-sale financial assets:
Debt securities	DCF(*1)		18,746,036	Discount rate
Equity securities	NAV(*2)		631,652	Price of underlying assets

			19,377,688

			39,557,098

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,091,388	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,334,273	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc
Hedging			118,472

			1,452,745

		￦	3,544,133

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1)	￦	207,356	The volatility of the underlying asset	0.39%~0.48%
Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		499,722	The volatility of the underlying asset, correlations	(10%)~46.14% (1.7%)~67.01%
Equity securities	DCF(*1)		213,869	The volatility of the underlying asset, discount rate, growth rate	10.16% 4.35%~8.58% 0%

			713,591

Derivative assets:
Equity and foreign exchange related	Option model(*2)		132,107	The volatility of the underlying asset, correlations	4.39%~42.41% (24.5%)~67.02%
Interest rates related	Option model(*2)		84,512	The volatility of the underlying asset, regression coefficient, correlations	0.22%~38.91% 0.02%~2.05% 0%~33.83%
Commodity related	Option model(*2)		11,526	The volatility of the underlying asset, correlations	1.42%~26.12% (16.78%)~90.67%

			228,145

Available-for-sale financial assets:
Debt securities	NAV(*3)		15,019	Discount rate, growth rate	0%
Equity securities	DCF(*1)		2,439,447	Discount rate, growth rate	0.06%~22.48% 0%~3%

			2,454,466

		￦	3,603,558

(*1)	DCF : Discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : Net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Other securities	Option model(*1)	￦	6,375,063	The volatility of the underlying asset, Correlations	0%~100% (20.56%)~100%
Equity related	Option model(*1)		3,345	The volatility of the underlying asset, Correlations	22.08%~28.19% 34%

			6,378,408

Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		251,288	The volatility of the underlying asset, Correlations	2.18%~46.09% (42.5%)~61.99%
Interest rates related	Option model(*1)		69,194	The volatility of the underlying asset, Regression coefficient, Correlations	0.19%~2.13% 0%~3.02% 0%~33.83%
Commodity related	Option model(*1)		62,686	The volatility of the underlying asset, Correlations	0.55%~27.97% (20.56%)~68.01%

			383,168

		￦	6,761,576

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2014 and December 31, 2013.

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	137	(233)
Financial assets designated at fair value through profit or loss		2,774	(4,122)
Derivative assets		26,122	(18,311)

		29,033	(22,666)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		186,392	(84,096)

	￦	215,425	(106,762)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	105,837	(47,833)
Derivative liabilities		49,443	(85,906)

	￦	155,280	(133,739)

	2013
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)

		21,598	(29,764)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		165,734	(73,273)

	￦	187,332	(103,037)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	215,426,780	217,684,892	205,722,718	207,047,757
Held-to-maturity financial assets		12,683,021	13,413,317	11,031,307	11,380,798
Other financial assets		14,795,203	14,842,468	8,603,430	8,650,316

	￦	242,905,004	245,940,677	225,357,455	227,078,871

Liabilities:
Deposits	￦	188,934,015	189,294,703	178,809,881	178,792,752
Borrowings		22,697,372	22,786,231	20,142,908	20,186,806
Debt securities issued		35,958,329	36,764,542	37,491,439	37,905,035
Other financial liabilities		22,987,007	22,964,969	15,500,424	15,470,331

	￦	270,576,723	271,810,445	251,944,652	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair values disclosed as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	2,114,337	—	215,570,555	217,684,892
Held-to-maturity financial assets		4,455,406	8,957,911	—	13,413,317
Other financial assets		8,266,369	—	6,576,099	14,842,468

	￦	14,836,112	8,957,911	222,146,654	245,940,677

Liabilities:
Deposits	￦	67,447,758	—	121,846,945	189,294,703
Borrowings		9,526,772	—	13,259,459	22,786,231
Debt securities issued in won		—	20,378,707	16,385,835	36,764,542
Other financial liabilities		8,896,981	—	14,067,988	22,964,969

	￦	85,871,511	20,378,707	165,560,227	271,810,445

	2013
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

	￦	13,354,534	7,579,943	206,144,394	227,078,871

Liabilities:
Deposits	￦	61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued in won		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Trading		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	21,332,254	—	21,332,254
Trading assets		23,333,807	—	—	—	—	—	23,333,807
Financial assets designated at FVTPL (*1)		—	3,011,078	—	—	—	—	3,011,078
Derivatives		1,415,553	—	—	—	—	143,008	1,558,561
Loans		—	—	—	—	215,426,780	—	215,426,780
AFS financial assets (*2)		—	—	30,498,238	—	—	—	30,498,238
HTM financial assets (*3)		—	—	—	12,683,021	—	—	12,683,021
Other		—	—	—	—	14,795,203	—	14,795,203

	￦	24,749,360	3,011,078	30,498,238	12,683,021	251,554,237	143,008	322,638,942

	2014
	Trading liabilities		FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	188,934,015	—	188,934,015
Trading liabilities		2,127,685	—	—	—	2,127,685
Financial liabilities designated at FVTPL (*1)		—	8,471,529	—	—	8,471,529
Derivatives		1,659,184	—	—	180,813	1,839,997
Borrowings		—	—	22,697,372	—	22,697,372
Debt securities issued		—	—	35,958,329	—	35,958,329
Other		—	—	22,987,007	—	22,987,007

	￦	3,786,869	8,471,529	270,576,723	180,813	283,015,934

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2013
	Trading		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets (*2)		—	—	33,604,301	—	—	—	33,604,301
HTM financial assets (*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,603,430	—	8,603,430

	￦	19,583,014	3,360,765	33,604,301	11,031,307	230,798,657	167,752	298,545,796

	2013
	Trading		FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,687,773	—	—	338,761	2,026,534
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,946,056	5,909,130	251,944,652	338,761	261,138,599

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

The subsidiary that was excluded from consolidation during the year ended December 31, 2013 is as follows:

Company	Reason
Symphony Energy Co., Ltd.	Disposal

For the nine-month period ended September 30, 2014, there were no changes in subsidiaries.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2014 are as follows:

	Segment	Description

Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporations and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income for each operating segment for the nine-month periods ended September 30, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	1,802,515	656,647	223,924	643,175	3,906	1,033,660	272,121	479,416	(59,514)	2,019	5,057,869
Net fees and commission income (loss)		430,287	190,701	39,728	(47,609)	(12,084)	199,588	150,053	21,510	138,624	(11,168)	1,099,630
Other income (expense), net		(1,781,489)	244,186	(176,953)	(603,688)	(18,777)	(599,025)	(323,956)	(399,231)	(126,857)	(27,248)	(3,813,038)

Operating income (loss)		451,313	1,091,534	86,699	(8,122)	(26,955)	634,223	98,218	101,695	(47,747)	(36,397)	2,344,461
Equity method income (loss)		—	—	—	—	10,695	—	14,035	—	4,499	1,981	31,210
Income tax expense (benefit)		96,911	235,041	19,375	12,105	(14,661)	147,242	31,054	27,977	16,546	(883)	570,707

Net profit (loss) for the period	￦	357,058	862,742	66,042	31,606	(42,309)	507,751	91,329	68,126	(89,424)	6,155	1,859,076

Controlling interest	￦	357,058	862,742	66,042	31,606	(42,644)	507,751	91,329	68,126	(93,563)	(80,400)	1,768,047
Non-controlling interests		—	—	—	—	335	—	—	—	4,139	86,555	91,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2013
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	1,723,291	707,352	204,200	655,971	6,270	1,041,590	203,355	444,032	(84,276)	3,812	4,905,597
Net fees and commission income (loss)		420,442	172,441	35,914	(61,729)	863	113,652	166,544	22,358	164,719	(4,324)	1,030,880
Other income (expense), net		(1,811,429)	(159,029)	(153,972)	(282,549)	(43,343)	(482,323)	(269,349)	(362,300)	(167,865)	(34,161)	(3,766,320)

Operating income (loss)		332,304	720,764	86,142	311,693	(36,210)	672,919	100,550	104,090	(87,422)	(34,673)	2,170,157
Equity method income (loss)		—	—	—	—	17,599	—	(18,819)	—	6,345	(2,982)	2,143
Income tax expense (benefit)		77,030	165,839	19,946	69,168	(4,822)	154,270	21,624	22,240	22,533	(6,863)	540,965

Net profit (loss) for the period	￦	260,662	560,284	67,388	233,685	(16,293)	534,755	72,634	76,345	(69,833)	(39,931)	1,679,696

Controlling interest	￦	260,662	560,284	67,388	233,685	(16,440)	534,755	72,634	76,345	(75,853)	(153,970)	1,559,490
Non-controlling interests		—	—	—	—	147	—	—	—	6,020	114,039	120,206

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c) The following tables provide information of net interest income of each operating segment for the nine-month periods ended September 30, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	1,864,210	1,042,350	230,177	198,355	—	1,060,113	278,065	477,137	(92,538)	—	5,057,869
Internal transactions		(61,695)	(385,703)	(6,253)	444,820	3,906	(26,453)	(5,944)	2,279	33,024	2,019	—

	￦	1,802,515	656,647	223,924	643,175	3,906	1,033,660	272,121	479,416	(59,514)	2,019	5,057,869

	2013
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	1,653,353	1,216,336	202,110	234,375	—	1,067,901	207,666	442,864	(119,008)	—	4,905,597
Internal transactions		69,938	(508,984)	2,090	421,596	6,270	(26,311)	(4,311)	1,168	34,732	3,812	—

	￦	1,723,291	707,352	204,200	655,971	6,270	1,041,590	203,355	444,032	(84,276)	3,812	4,905,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a) Restricted due from banks as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Deposits denominated in won:
Reserve deposits	￦	7,173,223	3,230,045
Other (*)		4,311,915	2,034,098

		11,485,138	5,264,143
Deposits denominated in foreign currency		699,493	878,274

	￦	12,184,631	6,142,417

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Debt securities:
Governments	￦	2,797,422	873,387
Financial institutions		7,080,472	6,034,954
Corporations		5,321,475	4,450,556
Bills bought		3,820,073	2,828,339
CMA(*)		840,235	1,043,266
Others		209,524	33,110

		20,069,201	15,263,612
Equity securities:
Stocks		1,089,541	521,406
Beneficiary certificates		2,016,386	1,836,729
Others		98,862	335,214

		3,204,789	2,693,349
Other
Gold deposits		59,817	76,337

	￦	23,333,807	18,033,298

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013	Reason for designation
Debt securities	￦	1,478,992	1,187,310	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,123,401	1,469,846	Evaluation and management on a fair value basis, accounting mismatch
Others		408,685	703,609	Combined instrument

	￦	3,011,078	3,360,765

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2014 and December 31, 2013 are ￦894,506 million and ￦1,209,975 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives

(a) The notional amounts of derivatives as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Foreign currency related:
Over the counter:
Currency forwards	￦	32,104,720	28,090,919
Currency swaps		14,005,347	14,327,504
Currency options		530,684	314,069

		46,640,751	42,732,492
Exchange traded:
Currency futures		496,178	56,979

		47,136,929	42,789,471

Interest rates related:
Over the counter:
Interest rate swaps		75,577,422	85,987,990
Interest rate options		1,861,201	3,161,155

		77,438,623	89,149,145
Exchange traded:
Interest rate futures		1,642,513	962,539
Interest rate swaps (*)		2,221,500	—

		3,864,013	962,539

		81,302,636	90,111,684

Credit related:
Over the counter:
Credit swaps		418,532	229,742

Equity related:
Over the counter:
Equity swaps and forwards		4,109,948	3,042,964
Equity options		3,196,073	2,717,467

		7,306,021	5,760,431
Exchange traded:
Equity futures		333,868	223,417
Equity options		361,535	1,034,366

		695,403	1,257,783

		8,001,424	7,018,214

Commodity related:
Over the counter:
Commodity swaps and forwards		1,016,883	1,183,862
Commodity options		71,570	107,644

		1,088,453	1,291,506
Exchange traded:
Commodity futures		129,996	185,346

		1,218,449	1,476,852

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2014		2013
Hedge:
Currency forwards		465,339	151,768
Currency swaps		1,593,760	1,880,545
Interest rate swaps		8,010,064	8,691,250
		10,069,163	10,723,563

	￦	148,147,133	152,349,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	365,824	514,252	421,167	494,163
Currency swaps		375,330	290,469	428,409	348,368
Currency options		1,081	1,640	9,123	1,504

		742,235	806,361	858,699	844,035
Exchange traded:
Currency futures		1,867	284	—	—

		744,102	806,645	858,699	844,035

Interest rates related:
Over the counter:
Interest rate swaps		509,191	475,187	486,583	443,022
Interest rate options		9,507	15,717	12,982	16,932
Interest rate forwards		—	—	214	—

		518,698	490,904	499,779	459,954
Exchange traded:
Interest rate futures		184	169	—	—

		518,882	491,073	499,779	459,954

Credit related:
Over the counter:
Credit swaps		1,573	16,481	1,480	5,324

Equity related:
Over the counter:
Equity swap and forwards		67,328	66,890	90,610	63,833
Equity options		67,102	212,580	86,113	221,341

		134,430	279,470	176,723	285,174
Exchange traded:
Equity futures		720	484	85	4
Equity options		1,334	357	1,341	928

		2,054	841	1,426	932

		136,484	280,311	178,149	286,106

Commodity related:
Over the counter:
Commodity swaps and forwards		11,211	61,875	7,609	81,893
Commodity options		1,901	9	1,852	7,268

		13,112	61,884	9,461	89,161
Exchange traded:
Commodity futures		1,399	2,790	2,148	3,193

		14,511	64,674	11,609	92,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2014			2013
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		3,382	5,098	2,112	141
Currency swaps		14,486	86,136	12,413	102,228
Interest rate swaps		125,141	89,579	153,227	236,392

		143,009	180,813	167,752	338,761

	￦	1,558,561	1,839,997	1,717,468	2,026,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	￦	(52,685)	(116,161)	(44,937)	98,324
Currency swaps		(88,269)	29,025	142,713	(36,044)
Currency options		2,296	(998)	(10,731)	227

		(138,658)	(88,134)	87,045	62,507
Exchange traded:
Currency futures		5,295	5,315	1,237	1,057

		(133,363)	(82,819)	88,282	63,564

Interest rates related:
Over the counter:
Interest rate swaps		(8,216)	(47,927)	(34,437)	(63,452)
Interest rate options		337	(410)	3,690	3,495

		(7,879)	(48,337)	(30,747)	(59,957)

Exchange traded:
Interest rate futures		(225)	(1,037)	2,880	1,063
Interest rate Options		(4,176)	(4,719)	—	—

		(4,401)	(5,756)	2,880	1,063

		(12,280)	(54,093)	(27,867)	(58,894)

Credit related:
Over the counter:
Credit swaps		(8,733)	(12,242)	(1,426)	(7,573)

Equity related:
Over the counter:
Equity swap and forwards		(77,282)	(8,076)	240,005	16,947
Equity options		(7,273)	(9,526)	2,257	(9,914)

		(84,555)	(17,602)	242,262	7,033
Exchange traded:
Equity futures		4,636	4,489	21	970
Equity options		51	75	1,746	(2,268)

		4,687	4,564	1,767	(1,298)

		(79,868)	(13,038)	244,029	5,735

Commodity related:
Over the counter:
Commodity swaps and forwards		(60,623)	(38,164)	73,364	(30,665)
Commodity options		976	(202)	110	265

		(59,647)	(38,366)	73,474	(30,400)
Exchange traded:
Commodity futures		(4,031)	(364)	5,131	(5,833)

		(63,678)	(38,730)	78,605	(36,233)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Hedge:
Currency forwards		(15,155)	(6,919)	3,020	550
Currency swaps		36,701	1,200	(85,477)	17,408
Currency options		(11,698)	(11,698)
Interest rate swaps		46,028	149,001	7,004	(184,085)

		55,876	131,584	(75,453)	(166,127)

	￦	(242,046)	(69,338)	306,170	(199,528)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Household loans	￦	81,029,729	77,150,180
Corporate loans		112,853,316	104,544,194
Public and other		2,217,436	2,525,043
Loans to banks		4,136,123	6,102,748
Card receivables		17,499,274	17,664,882

		217,735,878	207,987,047
Discount		(37,059)	(39,127)
Deferred loan origination costs and fees		286,267	251,249

		217,985,086	208,199,169
Allowance for credit losses		(2,558,306)	(2,476,451)

	￦	215,426,780	205,722,718

(b)	Changes in the allowance for credit losses for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

	2014				2013
	Loan		Others (*2)	Total	Loan	Others (*2)	Total

Beginning balance	￦	2,476,451	98,617	2,575,068	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		724,723	33,891	758,614	1,082,366	42,561	1,124,927
Write-offs		(797,786)	(20,782)	(818,568)	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting (*1)		(32,071)	—	(32,071)	(52,884)	—	(52,884)
Disposal		(26,020)	—	(26,020)	(223,902)	(4,398)	(228,300)
Recoveries		290,336	2,718	293,054	395,593	2,470	398,063
Others (*3)		(77,327)	(81)	(77,408)	(67,129)	(14,964)	(82,093)

Ending balance	￦	2,558,306	114,363	2,672,669	2,476,451	98,617	2,575,068

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	￦	3,681,170	4,396,211
Financial institution bonds		11,843,500	12,842,491
Corporate bonds and others		10,184,848	11,342,725

		25,709,518	28,581,427
Equity securities (*2):
Stocks		2,525,682	3,193,031
Equity investments		564,752	517,846
Beneficiary certificates		1,439,568	1,047,228
Others		258,718	264,769

		4,788,720	5,022,874

		30,498,238	33,604,301

Held-to-maturity financial assets:
Debt securities:
Government bonds		7,187,510	5,720,223
Financial institutions bonds		1,492,588	1,406,063
Corporate bonds		4,002,923	3,905,021

		12,683,021	11,031,307

	￦	43,181,259	44,635,608

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦174,534 million and ￦93,417 million as of September 30, 2014 and December 31, 2013, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	￦	209,576	607,432	216,086	666,736
Loss on sale of available-for-sale financial assets		(10,648)	(25,011)	(46,113)	(66,446)

	￦	198,928	582,421	169,973	600,290

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

13.	Goodwill

(a)	Goodwill allocated in the Group’s CGU(*)s as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Banking:
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
Other		64,326	64,326
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		39,361	49,856

	￦	3,824,646	3,835,141

(*)	CGU : cash-generating unit

(b)	The changes in goodwill for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014		2013
Beginning balance	￦	3,835,141	3,830,363
Acquisitions through business combinations		—	11,989
Disposal		—	(7,211)
Impairment loss(*)		(10,493)	—
Other		(2)	—

Ending balance	￦	3,824,646	3,835,141

(*)	The impairment loss during the nine-month period ended September 30, 2014 was recognized in ‘Others CGU’.

(c)	Impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

i) Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each financial institution.

ii) Projection period

When evaluating the value in use, 5.5 year of cash flow estimates – July 31, 2014 through December 31, 2019 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

13.	Goodwill (continued)

iii) Discount rates and terminal growth rates

The required rates of return of shareholders were applied to the discount rates by calculating the cost of equity which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking:
Retail	11.23%	2.80%
Corporate and investment	11.23%, 10.81%	2.80%, 3.20%
Other	11.23%	2.80%
Credit card	10.28%	2.80%
Life insurance	10.00%	—
Other	11.23%, 12.07%	2.80%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2014	2015	2016	2017	2018 and thereafter
CPI growth	1.6%	2.1%	2.8%	2.9%	3.1%
Real retail sales growth	1.1%	2.8%	3.8%	3.5%	3.7%
Real GDP growth	3.7%	3.7%	3.7%	3.5%	3.5%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	4.22%
Risk-based capital ratio	250.93%

v)	Total recoverable amount and total carrying value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	32,041,396
Total carrying value		29,321,287

	￦	2,720,109

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates

(a)	Investments in associates as of September 30, 2014 and December 31, 2013 are as follows:

		Reporting	Ownership (%)
Investees	Country	date	2014	2013
Cardif Life Insurance (*1,3)	Korea	June 30	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	September 30	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	June 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	September 30	—	52.58
PT Clemont Finance Indonesia (*1)	Indonesia	June 30	30.00	30.00
Haejin Shipping Co. Ltd.	HongKong	September 30	24.00	24.00
APC Fund	Cayman Islands	”	25.18	25.18
SHC-IMM New Growth Fund (*5)	Korea	”	64.52	64.52
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Medici 2nd Investment Fund (*5)	”	”	—	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	—	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	—	30.00
KDB Daewoo Securities Platinum PEF	”	”	—	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO,. LTD. (*1)	”	June 30	—	24.63
TS2013-6 M&A Investment Fund	”	September 30	25.00	25.00
Inhee Co., Ltd. (*1,2,6)	”	June 30	15.36	15.36
Truston Falcon Asia US Feeder Fund	Cayman Islands	September 30	—	31.58
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	—
Dream High Fund III (*5)	”	”	54.55	—
Korea investment gong-pyeong office real estate investment trust 2nd	”	”	50.00	—
DAEGY Electrical Construction., LTD (*1,2)	”	June 30	27.48	—
Kukdong Engineering & Construction CO., LTD (*1,2,6)	”	”	14.30	—
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	September 30	25.00	—
BNPParibas Cardif General Insurance (*1,2)	Korea	June 30	10.00	—

(*1)	Financial statements as of June 30, 2014 were used for the equity method since the Group could not obtain the financial statements as of September 30, 2014. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applied the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The acquisition cost was nil, since the shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	￦	51,250	(84)	507	1,834	53,507
Aju Capital Co., Ltd. (*1)		28,223	(1,108)	2,852	16	29,983
Pohang TechnoPark 2PFV		2,847	—	(869)	—	1,978
Daewontos Co., Ltd. (*2)		—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(409)	(506)	4,665
Haejin Shipping Co. Ltd.		1,015	—	(14)	(1)	1,000
APC Fund		22,734	667	15,431	158	38,990
SHC-IMM New Growth Fund		9,149	—	(156)	—	8,993
QCP New Technology Fund 20 th		249	—	—	—	249
UAMCO., Ltd.		139,271	(35,041)	8,218	16	112,464
Miraeasset 3rd Investment Fund		5,736	(900)	1,091	(253)	5,674
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—
STI New growth engine Investment Fund		2,509	—	(36)	—	2,473
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,212)	1,956	—	—
Shinhan K2 Secondary Fund		3,362	(510)	224	—	3,076
Aju 4th Investment Fund		1,580	(1,262)	(318)	—	—
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	582	—	16,879
FAMILY FOOD CO,. LTD.		4,671	(4,211)	—	(460)	—
TS2013-6 M&A Investment Fund		3,911	(1,950)	658	—	2,619
Inhee Co., Ltd.		361	—	155	—	516
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	(39)	—	3,930
KDB Daewoo Ruby PEF		—	7,803	(79)	—	7,724
Dream High Fund III		—	3,000	(22)	—	2,978
Korea investment gong-pyeong office real estate investment trust 2nd		—	27,360	621	—	27,981
DAEGY Electrical Construction., LTD		—	—	57	3	60
Kukdong Engineering & Construction CO., LTD		—	9,092	—	—	9,092
Arkone Asia Access Offshore Feeder Fund Limited		—	5,140	(124)	—	5,016
BNPParibas Cardif General Insurance		—	1,290	—	—	1,290

	￦	328,567	(19,549)	31,210	909	341,137

(*1)	The market values of investments are ￦56,498 million as of September 30, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the nine-month period ended September 30, 2014.

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co. Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20 th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund]		3,208	—	(36)	—	—	3,172
STI New growth engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(172)	172	—	—	—
FAMILY FOOD CO,. LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd.		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*)	The market value of the investment is ￦37,049 million as of December 31, 2013 based on the quoted market price.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of September 30, 2014 and December 31, 2013 are as follows:

	2014			2013
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,800,797	3,442,318	3,466,657	3,184,257
Aju Capital Co., Ltd.		6,418,931	5,709,799	6,044,214	5,349,045
Pohang TechnoPark 2PFV		14,674	1,401	20,783	1,676
Daewontos Co., Ltd.		4,817	5,731	6,536	7,740
Shinhan Corporate Restructuring Fund 5th		—	—	12	1
PT Clemont Finance Indonesia		46,064	30,514	56,333	37,734
Haejin Shipping Co. Ltd.		4,373	206	10,118	5,892
APC Fund		156,371	1,524	90,300	86
SHC-IMM New Growth Fund		14,180	241	14,180	—
QCP New Technology Fund 20 th		577	50	527	—
UAMCO., Ltd.		4,048,540	3,405,891	4,365,097	3,567,972
Miraeasset 3rd Investment Fund		11,478	129	11,579	106
Medici 2nd Investment Fund		—	—	5,803	—
STI New growth engine Investment Fund		4,947	—	5,019	—
AJU-SHC WIN-WIN Company Fund 3		—	—	7,554	62
Shinhan K2 Secondary Fund		28,603	—	31,266	5
Aju 4th Investment Fund		—	—	5,277	13
KDB Daewoo Securities Platinum PEF		—	—	33,005	188
Shinhan-stonebridge Petro PEF		927,062	823	895,695	211
FAMILY FOOD CO,. LTD.		—	—	67,882	45,103
TS2013-6 M&A Investment Fund		10,552	76	15,728	82
Inhee Co., Ltd.		15,813	12,453	16,481	14,127
Truston Falcon Asia US Feeder Fund		—	—	35,209	880
Innopolis-CJ Bio Healthcare Fund		15,721	—	15,879	2
KDB Daewoo Ruby PEF		38,625	4	—	—
Dream High Fund III		5,460	—	—	—
Korea investment gong-pyeong office real estate investment trust 2nd		56,303	340	—	—
DAEGY Electrical Construction.,LTD		1,385	1,168	—	—
Kukdong Engineering & Construction CO.,LTD		410,514	365,729	—	—
Arkone Asia Access Offshore Feeder Fund Limited		70,010	50,051	—	—
BNPParibas Cardif General Insurance		33,340	20,392	—	—

	￦	16,139,137	13,048,840	15,221,134	12,215,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

Condensed statement of comprehensive income information for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	397,545	1,436	12,225	13,661
Aju Capital Co., Ltd.		584,401	22,199	126	22,325
Pohang TechnoPark 2PFV		—	(5,833)	—	(5,833)
Daewontos Co., Ltd.		9,532	290	—	290
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		2,952	(1,362)	—	(1,362)
Haejin Shipping Co. Ltd.		52	(52)	—	(52)
APC Fund		60,253	60,480	—	60,480
SHC-IMM New Growth Fund		86	(241)	—	(241)
QCP New Technology Fund 20 th		1	—	—	—
UAMCO., Ltd.		418,457	46,959	89	47,048
Miraeasset 3rd Investment Fund		2,333	2,181	(505)	1,676
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(79)	—	(79)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		2,798	2,086	—	2,086
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		34,390	31,907	—	31,907
TS2013-6 M&A Investment Fund		—	2,630	—	2,630
Inhee Co., Ltd.		3,632	1,007	—	1,007
Innopolis-CJ Bio Healthcare Fund		17	(156)	—	(156)
KDB Daewoo Ruby PEF		—	(392)	—	(392)
Dream High Fund III		4	(40)	—	(40)
Korea investment gong-pyeong office real estate investment trust 2nd		1,964	1,900	—	1,900
DAEGY Electrical Construction.,LTD		200	206	—	206
Kukdong Engineering & Construction CO.,LTD		—	—	—	—
Arkone Asia Access Offshore Feeder Fund Limited		1,913	(497)	—	(497)
BNPParibas Cardif General Insurance		4,022	(8,103)	—	(8,103)

	￦	1,530,063	159,441	11,935	171,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2013
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20 th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New growth engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO,. LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd.		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of September 30, 2014 and December 31, 2013 are as follow:

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance	￦	358,479	14.99	53,772	(265)	—	53,507
Aju Capital Co., Ltd. (*1)		664,746	12.85	85,420	—	(55,437)	29,983
Pohang TechnoPark 2PFV		13,274	14.90	1,978	—	—	1,978
Daewontos Co., Ltd. (*2)		(913)	36.33	(332)	—	332	—
PT Clemont Finance Indonesia		15,550	30.00	4,665	—	—	4,665
Haejin Shipping Co. Ltd.		4,167	24.00	1,000	—	—	1,000
APC Fund		154,847	25.18	38,990	—	—	38,990
SHC-IMM New Growth Fund		13,939	64.52	8,993	—	—	8,993
QCP New Technology Fund 20 th		527	47.17	249	—	—	249
UAMCO., Ltd.		642,649	17.50	112,464	—	—	112,464
Miraeasset 3rd Investment Fund		11,349	50.00	5,674	—	—	5,674
STI New growth engine Investment Fund		4,947	50.00	2,473	—	—	2,473
Shinhan K2 Secondary Fund		28,603	10.75	3,076	—	—	3,076
Shinhan-stonebridge Petro PEF		926,239	1.82	16,879	—	—	16,879
TS2013-6 M&A Investment Fund		10,476	25.00	2,619	—	—	2,619
Inhee Co., Ltd.		3,360	15.36	516	—	—	516
Innopolis-CJ Bio Healthcare Fund		15,721	25.00	3,930	—	—	3,930
KDB Daewoo Ruby PEF		38,621	20.00	7,724	—	—	7,724
Dream High Fund III		5,460	54.55	2,978	—	—	2,978
Korea investment gong-pyeong office real estate investment trust 2nd		55,963	50.00	27,981	—	—	27,981
DAEGY Electrical Construction.,LTD		217	27.48	60	—	—	60
Kukdong Engineering & Construction CO.,LTD (*3)		46,846	14.30	6,697	—	2,395	9,092
Arkone Asia Access Offshore Feeder Fund Limited		19,959	25.00	4,990	—	26	5,016
BNPParibas Cardif General Insurance		12,948	10.00	1,295	—	(5)	1,290

	￦	3,047,974		394,091	(265)	(52,689)	341,137

(*1)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss and dividends from investee.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the nine-month period ended September 30, 2014 and the cumulative unrecognized equity method losses as of September 30, 2014 are ￦105 million and ￦332 million, respectively.
(*3)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2013
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(555)	9,473	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd. (*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co. Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.18	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20 th		527	47.17	249	—	—	249
UAMCO., Ltd. (*4)		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New growth engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO,. LTD. (*5)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd.		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(555)	(46,563)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the three-month period ended December 31, 2013 and the cumulative unrecognized equity method losses as of December 31, 2013 are ￦437 million and ￦437 million, respectively.
(*4)	Net assets do not include non-controlling interests.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net fair value of the investee’s identifiable assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

15.	Trading liabilities

Trading liabilities as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Securities sold	￦	1,716,513	859,687
Gold deposits		411,172	398,596

	￦	2,127,685	1,258,283

16.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Deposits	￦	3,345	—
Equity-linked securities sold		6,443,726	4,545,850
Derivatives-combined securities sold		2,022,726	1,362,608
Securities sold		1,732	672

	￦	8,471,529	5,909,130

17.	Debt securities issued

Debt securities issued as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00 ~ 8.11	￦	27,109,678
Subordinated debt securities issued	3.41 ~ 6.38		3,421,795
Loss on fair value hedges			18,942
Bond issuance cost			(65,274)

			30,485,141
Debt securities issued in foreign currencies:
Debt securities issued	0.73 ~ 4.50		5,447,534
Loss on fair value hedges			45,814
Bond issuance cost			(20,160)

			5,473,188

		￦	35,958,329

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

17.	Debt securities issued (continued)

	2013
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Loss on fair value hedges			(24,853)
Bond issuance cost			(73,895)

			31,631,017
Debt securities issued in foreign currencies:
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond issuance cost			(23,584)

			5,860,422

		￦	37,491,439

18.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013

Present value of defined benefit obligations	￦	1,177,995	1,037,143
Fair value of plan assets		(939,803)	(919,488)

Recognized liabilities for defined benefit obligations	￦	238,192	117,655

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	￦	33,314	100,805	34,893	105,560
Net interest expense		860	2,811	1,801	5,906
Past service costs		(14,306)	(14,306)	—	—

	￦	19,868	89,310	36,694	111,466

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

19.	Provisions

Provisions as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Asset retirement obligations	￦	42,095	41,730
Expected loss related to litigations (*)		40,298	106,202
Unused credit commitments		395,471	411,171
Bonus card point reward program		32,321	29,104
Financial guarantee contracts issued		103,086	92,980
Others		75,376	69,096

	￦	688,647	750,283

(*)	Refer to the note 28, commitments and contingencies.

20.	Liabilities under insurance contracts

(a)	Insurance liabilities as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Policy reserve	￦	17,231,073	15,657,500
Policyholder’s equity adjustment		10,620	(1,045)

	￦	17,241,693	15,656,455

(b)	Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Insurance income:
Premium income	￦	1,040,093	3,122,587	998,046	3,178,811
Reinsurance income		591	1,819	857	2,194
Separate account income		5,110	12,784	3,063	12,710

		1,045,794	3,137,190	1,001,966	3,193,715
Insurance expenses:
Claims paid		(472,408)	(1,384,658)	(404,859)	(1,221,172)
Reinsurance premium expenses		(1,155)	(3,287)	(916)	(1,923)
Provision for policy reserves		(518,518)	(1,573,572)	(520,293)	(1,733,392)
Separate account expenses		(5,110)	(12,784)	(3,063)	(12,710)
Discount charge		(93)	(294)	287	(1,106)
Acquisition costs		(127,299)	(370,702)	(128,146)	(429,968)
Collection expenses		(3,791)	(10,384)	(3,325)	(9,231)
Deferred acquisition costs		91,805	266,973	90,463	336,125
Amortization of deferred acquisition costs		(113,161)	(352,579)	(129,201)	(392,520)

		(1,149,731)	(3,441,287)	(1,099,053)	(3,465,897)

Net loss on insurance	￦	(103,937)	(304,097)	(97,087)	(272,182)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

21.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807
Change due to fair value		527,907	909	—	—	9,091	—	537,907
Reclassification:
Change due to impairment or disposal		(413,338)	—	—	(8,925)	—	—	(422,263)
Hedging		1,790	—	19,204	(7,603)	—	—	13,391
Effects from exchange rate fluctuations		(3,483)	—	(62,864)	—	—	—	(66,347)
Remeasurements of the defined benefit plans		—	—	—	—	—	(65,917)	(65,917)
Deferred income taxes		(14,852)	224	(3,414)	5,541	(2,200)	15,661	960
Non-controlling interests		(1,355)	—	1,019		—	1,009	673

Ending balance	￦	1,053,624	1,823	(192,178)	(9,743)	6,774	(190,089)	670,211

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

21.	Equity (Continued)

	2013
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		232,496	(4,979)	—	—	(2,414)	—	225,103
Reclassification:
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit plans		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,858	168	(12,324)	(1,944)	584	(6,036)	66,306
Non-controlling interests		1,249	—	20	—	—	317	1,586

Ending balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

21.	Equity (Continued)

(b)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	2014		2013
Beginning balance	￦	2,236,131	2,268,459
Planned regulatory reserve for (reversal of) loan losses		9,007	(32,328)

Ending balance	￦	2,245,138	2,236,131

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit for the period	￦	632,008	1,768,047	523,219	1,559,490
Provision for regulatory reserve for loan losses		23,140	(9,505)	(24,987)	10,958

Profit adjusted for regulatory reserve	￦	655,148	1,758,542	498,232	1,570,448

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,333	3,563	1,002	3,167

(c)	Dividends declared and paid by the controlling company for the nine-month period ended September 30, 2014 were as follows:

	2014
Common stock (￦650 per share)	￦	308,230
Preferred stock		61,938

	￦	370,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

22.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Cash and due from banks	￦	62,870	175,464	48,786	155,052
Trading assets		149,479	434,145	123,195	355,258
Financial assets designated at fair value through profit or loss		9,780	24,506	9,479	27,323
Available-for-sale financial assets		202,428	629,436	242,602	749,758
Held-to-maturity financial assets		135,282	388,141	133,224	401,045
Loans		2,451,274	7,308,471	2,527,624	7,647,711
Others		35,043	108,565	40,877	135,996

		3,046,156	9,068,728	3,125,787	9,472,143
Interest expense:
Deposits		(882,269)	(2,612,426)	(963,113)	(3,002,958)
Borrowings		(113,241)	(344,051)	(112,400)	(351,189)
Debt securities issued		(318,388)	(994,514)	(377,003)	(1,152,104)
Others		(21,696)	(59,868)	(20,949)	(60,295)

		(1,335,594)	(4,010,859)	(1,473,465)	(4,566,546)

Net interest income	￦	1,710,562	5,057,869	1,652,322	4,905,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

23.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	￦	15,444	45,960	18,279	50,447
Commission received as electronic charge receipt		34,266	101,349	33,933	98,237
Brokerage fees		83,957	241,953	77,469	251,945
Commission received as agency		45,917	146,179	49,793	163,422
Investment banking fees		11,234	29,822	9,208	30,067
Commission received in foreign exchange activities		36,077	104,767	36,580	107,761
Asset management fees		15,285	43,682	12,602	38,561
Credit card fees		560,132	1,621,222	522,593	1,565,856
Others		99,349	293,870	102,475	299,786

		901,661	2,628,804	862,932	2,606,082
Fees and commission expense:
Credit-related fee		(7,860)	(22,926)	(8,469)	(28,289)
Credit card fees		(440,778)	(1,258,715)	(450,177)	(1,290,026)
Others		(85,771)	(247,533)	(85,896)	(256,887)

		(534,409)	(1,529,174)	(544,542)	(1,575,202)

Net fees and commission income	￦	367,252	1,099,630	318,390	1,030,880

24.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Impairment losses on:
Loans	￦	(250,831)	(724,723)	(184,320)	(773,450)
Available-for-sale financial assets		(32,609)	(145,949)	(47,448)	(106,472)
Other financial assets		(20,338)	(33,891)	(4,834)	(35,891)

		(303,778)	(904,563)	(236,602)	(915,813)
Reversal of impairment losses on:
Available-for-sale financial assets		—	7,403	—	7,334

	￦	(303,778)	(897,160)	(236,602)	(908,479)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

25.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	￦	602,007	1,789,957	571,939	1,765,895
Severance benefits:
- Defined contribution		4,447	13,591	4,310	13,379
- Defined benefit		19,868	89,310	36,694	111,466
Termination benefits		8,495	13,392	—	2,174

		634,817	1,906,250	612,943	1,892,914

Rent		87,590	261,702	102,550	259,202
Entertainment		9,096	23,416	8,132	23,959
Depreciation		50,052	151,522	52,496	151,410
Amortization		28,192	84,925	30,130	87,465
Taxes and dues		40,150	131,913	47,170	119,474
Advertising		55,349	141,781	50,590	135,287
Research		2,940	8,641	3,030	9,241
Others		140,049	425,283	132,370	433,498

	￦	1,048,235	3,135,433	1,039,411	3,112,450

26.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	￦	179,872	494,360	236,778	512,213
Origination and reversal of temporary differences		27,775	73,187	(19,455)	(45,258)
Income tax recognized in other comprehensive income		(2,334)	3,160	(22,331)	74,010

Income tax expenses	￦	205,313	570,707	194,992	540,965

Effective tax rate		23.96%	23.49%	25.66%	24.36%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

27.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Nine-month period	Three-month period	Nine-month period
Net income for the period	￦	632,008	1,768,047	523,219	1,559,490
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,612	46,326	15,613	46,326
Dividends on hybrid bond		7,495	22,455	7,495	22,456

		23,107	68,781	23,108	68,782

Net income available for common stock	￦	608,901	1,699,266	500,111	1,490,708

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted Earnings per share in won	￦	1,284	3,583	1,055	3,144

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

28.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Guarantees:
Guarantees outstanding	￦	10,623,320	10,564,718
Contingent guarantees		4,085,661	5,053,750

		14,708,981	15,618,468
Commitments to extend credit:
Loan commitments in won		52,524,989	53,343,728
Loan commitments in foreign currency		19,677,845	20,120,391
ABS and ABCP acquisition commitments		1,800,600	1,599,331
Others		1,188,982	1,185,788

		75,192,416	76,249,238
Endorsed bills:
Secured endorsed bills		30,430	54,460
Unsecured endorsed bills		13,610,047	11,327,272

		13,640,477	11,381,732
Loans sold with recourse		2,099	2,099

	￦	103,543,973	103,251,537

(b)	Legal contingencies

As of September 30, 2014, the Group was involved in 294 pending lawsuits as a defendant (total claim amount: ￦440,569 million) and recorded a provision of ￦40,298 million and a reserve (liabilities under insurance contracts) of ￦1,313 million, respectively, with respect to these lawsuits. As of December 31, 2013, the recorded provision and the reserve with respect to the lawsuits were, ￦106,202 million and ￦673 million, respectively.

29.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Cash and due from banks	￦	21,332,254	16,484,168
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,229,193)	(4,320,575)
Restricted due from banks		(12,184,631)	(6,142,417)

	￦	4,918,430	6,021,176

(b)	During the nine-month period ended September 30, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank with ￦45,813 million of cash. The net cash inflow from this business combination was ￦385,291 million as the acquiree possessed ￦431,104 million of cash and cash equivalents on the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

30.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of September 30, 2014 and December 31, 2013 are as follows:

Related party	Account	2014		2013
Investments in associates:
Aju Capital co., Ltd.	Trading assets	￦	50,000	60,000
”	Loans and receivables		200,000	50,000
”	Allowances		(798)	(275)
”	Deposits		824	467
UAMCO., Ltd.	Loans and receivables		4,500	—
”	Allowances		(732)	—
”	Deposits		6	1,719
Pohang TechnoPark2PFV	Deposits		14,673	14,689
Shinhan Corporate Restructuring Fund 5th	Accounts receivable		—	27
”	Allowances for credit losses		—	(27)
Cardif Life Insurance	Accounts receivable		109	118
	Credit card assets		142	103
”	Deposits		—	231
Key management personnel and their immediate relatives:	Loans and receivables		3,672	4,560

Total:	Assets	￦	256,893	114,506
	Liabilities		15,503	17,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

Related party	Account	2014			2013
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates:
Aju Capital co., Ltd.	Interest income	￦	2,495	4,598	1,571	1,813
”	Interest expense		—	(1)	(24)	(24)
”	Allowance for credit losses		184	(339)	(254)	—
UAMCO., Ltd.	Interest income		21	74	51	94
”	Interest expense		—	(1)	—	—
”	Allowance for credit losses		(1)	(6)	(49)	(49)
Pohang TechnoPark2PFV	Interest expense		(4)	(11)	(11)	(11)
Cardif Life Insurance	Fees and commission income		408	1,151	45	133
”	Interest income		17	48	—	—
Inhee Co., Ltd.	Interest income		1	2	—	—
Shinhan K2 Secondary Fund	Commission income		119	233	231	347
NSC New Technology Fund 1st	”		—	—	22	22
Key management personnel and their immediate relatives:	Interest income		30	111	42	123

		￦	3,270	5,859	1,624	2,448

(c)	Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2014 and 2013 were as follows:

	2014		2013
Short-term employee benefits	￦	15,151	15,059
Severance benefits		299	208
Share-based payment transactions		5,499	4,344

	￦	20,949	19,611

(d)	There are no guarantees provided between the related parties as of September 30, 2014 and December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

31.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.

The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Total assets:
Asset-backed securitization	￦	28,917,747	45,419,633
Structured financing		51,989,356	86,940,716
Investment fund		27,032,668	34,636,571

	￦	107,939,771	166,996,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

31.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	256,516	4,943,106	264,221	5,463,843
Trading assets		355,970	19,922	10,802	386,694
Derivative assets		126	—	—	126
Available-for-sale financial assets		655,917	122,887	1,846,347	2,625,151
Held-to-maturity financial assets		136,531	—	—	136,531
Other assets		549	282	14,847	15,678

		1,405,609	5,086,197	2,136,217	8,628,023

Liabilities:
Other		1,200	—	—	1,200

	￦	1,200	—	—	1,200

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available-for-sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

	￦	1,592,509	5,394,942	2,044,743	9,032,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(In millions of won)

31.	Interests in Unconsolidated Structured Entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2014 and December 31, 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,405,609	5,086,197	2,136,218	8,628,024
ABS and ABCP commitments		253,104	169,100	—	422,204
Loan commitments		1,547,496	300,467	28,160	1,876,123
Guarantees		—	12,408	—	12,408

	￦	3,206,209	5,568,172	2,164,378	10,938,759

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

iii) Losses incurred by the Group relating to its interests in unconsolidated structured entities for the nine-month period ended September 30, 2014 were ￦36,323 million.